

Mailstop 3233

September 19, 2016

Via E-Mail
Mr. Bryan K. Davis
Chief Financial Officer
Brookfield Canada Office Properties
181 Bay Street, Suite 330
Toronto, Ontario, Canada M5J 2T3

> **Re: Brookfield Canada Office Properties**
> **Form 40-F for the fiscal year ended December 31, 2015**
> **Filed March 18, 2016**
> **File No. 001-35391**
>
> **Form 6-K**
> **Filed August 5, 2016**
> **File No. 001-35391**

Dear Mr. Davis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F for the year ended December 31, 2015

Exhibit 99.2

Financial Statements

Note 4: Investment Properties

(a) Fair value of investment properties, page 44

1.   It appears that expected future cash flows are used to determine the fair values of your investment properties. Please clarify for us if any inputs into your expected future cash flows are significant unobservable inputs. To the extent you have identified any additional inputs as significant unobservable inputs, please revise future filings to provide quantitative information about these inputs in accordance with paragraph 93(d) of IFRS 13. Please provide us with an example of your proposed disclosure. To the extent you have determined that there are not any additional significant unobservable inputs, please tell us how you made that determination.

2.   Please tell us how you determined it was not necessary to include a sensitivity analysis based on reasonably likely changes in significant unobservable inputs used in determining your expected future cash flows. Please refer to paragraph 129 of IAS 1.

Form 6-K filed August 5, 2016

Exhibit 99.1

Reconciliation of Net Income to Funds from Operations, page 34

3.   In your FFO reconciliation, you do not adjust net income for fair value gains related to the impact of rental payments received from a related party lease. In light of the absence of this adjustment, please tell us how your definition of FFO is consistent with the REALPAC white paper. To the extent that you determined your definition of FFO is not consistent with the REALPAC white paper, please tell us how you determined it was appropriate to call this measure FFO.

Financial Statements

Note 5: Investment Properties, page 49

4.   Please clarify for us how you have recorded the rental payments received from the related party lease that is associated with your acquisition of Bay Adelaide East. Your response should address your basis for reducing the carrying value of the building by $14.9 million. In addition, your response should address the nature of the $10 million that appears to be included in fair value gains and your basis in IFRS for recording this item. Within your response, please reference the authoritative accounting literature management relied upon.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Off ice of Real Estate and
Commodities